UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of May 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes            No    X

     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (file no. 333-13516) for Harmony Gold Mining Company Limited, filed on December 23, 2002, and into the prospectus that forms a part of that registration statement.

Harmony Gold Mining Company Limited (Incorporated in the Republic of South Africa) (Registration number 1950/038232/06) Share code: HAR ISIN: ZAE000015228 (“Harmony”)	African Rainbow Minerals Gold Limited (Incorporated in the Republic of South Africa) (Registration number 1997/015869/06) Share code: AOD ISIN: ZAE000039244 (“ARMgold”)

Proposed merger between Harmony and ARMgold

1.	Introduction

JPMorgan and Rand Merchant Bank are authorised to announce that Harmony and ARMgold have reached agreement, in terms of a memorandum of understanding, regarding their proposed merger (“the merger”). It is intended that the merger will be implemented by means of a Scheme of Arrangement (the “scheme”) to be proposed by Harmony, between ARMgold and its shareholders, in terms of Section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended, and will be subject to the fulfilment of the conditions precedent reflected in paragraph 7 below (“the conditions precedent”).

2.	Background and rationale for the merger

In April 2002, Harmony and ARMgold formed a joint venture that acquired the Freegold assets from AngloGold Limited. At the same time, Harmony and ARMgold entered into a co-operation agreement for a period of 12 months, to jointly exploit opportunities for the acquisition and establishment of gold mining and related businesses and the acquisition or exploitation of mineral rights within South Africa. Since that time Harmony and ARMgold have worked together pursuing various opportunities including the acquisition of St Helena. The companies also have complementary management cultures and strategies.

The merged company will trade under the name Harmony, with conspicuous and distinctive emphasis on the letters “ARM” to include ARMgold’s identity in the merged company. Harmony will be the fifth largest gold producer in the world and the largest unhedged South African gold producer. Harmony will also be truly representative of the new South Africa with Historically Disadvantaged South Africans holding in excess of 26% of its issued ordinary share capital.

Harmony will own operating mines in all the major gold producing regions of South Africa. It is also expected to realise synergies in the Free State in the short term, by consolidating the region into one operating unit thereby optimising the use of infrastructure and exploitation of the orebodies, which should deliver enhanced returns for shareholders.

3.	Chairman and CEO

Mr Patrice Motsepe will become the non-executive chairman of the merged company and will play an active and extensive role in advancing the long term interests of the company. Mr Bernard Swanepoel will remain the chief executive.

4.	Consideration payable in terms of the merger

Subject to the fulfilment of the conditions precedent, Harmony will issue 63,67 million ordinary shares in Harmony (“Harmony shares”) in consideration for the merger. The merger ratio will therefore be two Harmony shares for every three ordinary shares held in ARMgold (“ARMgold shares”). The ratio of Harmony shares to ARMgold shares was calculated with reference to the 30 day volume weighted average traded ordinary share prices of Harmony and ARMgold shares prior to the final negotiation of the terms of the merger.

ARMgold will pay a special dividend of 500 cents per ARMgold share prior to the implementation of the merger. Harmony undertakes not to pay any dividend prior to the implementation of the merger.

Based on the closing price per Harmony share on Wednesday, 30 April 2003 of R77.00, the proposed effective consideration, including the special dividend, values each ARMgold share at R56.33 per share.

The aggregate number of Harmony shares to be issued in terms of the merger is expected to represent approximately 26% of the enlarged issued share capital of the merged company. The Harmony shares to be issued will rank pari passu in all respects with the existing ordinary shares in Harmony.

5.	Financial effects of the merger to Harmony and ARMgold

Based on the assumptions set out below, the financial effects of the merger per Harmony and ARMgold share for the six months ended 31 December 2002 would have been as follows:

Per Harmony share:

Rand per share	Notes	Before	After	Inc/(Decr)

Earnings per Harmony share	1	5.09	5.76	13.3%
Headline Earnings per Harmony share	1	5.00	5.67	13.5%
Net Tangible Asset Value per Harmony share	2	45.03	39.91	(11.4%)

Per ARMgold share:

Rand per share	Notes	Before	After	Inc/(Decr)

Earnings per ARMgold share	1	5.23	4.00	(23.5%)
Headline Earnings per ARMgold share	1	5.16	3.94	(23.7%)
Net Tangible Asset Value per ARMgold share	2	22.24	31.61	42.1%

Notes:

1.	Earnings per share and Headline Earnings per share are calculated using historically published information for Harmony and ARMgold for the six months ended 31 December 2002 as if the merger had taken place with effect from 1 July 2002 adjusted for the loss of interest received at 9.00% before tax on the special dividend to be paid to ARMgold shareholders

2.	Net tangible asset value is calculated as if the merger (including the payment of the special dividend of R5.00 per share) had occurred on 31 December 2002. There are no material intangible assets

6.	Shareholdings in Harmony and ARMgold

Shareholders representing 55.6% of the issued share capital of ARMgold will be giving irrevocable undertakings to vote in favour of the scheme in respect of the ARMgold shares held by them. African Rainbow Minerals Investment and Exploration (Pty) Limited, which will hold approximately 14% of the merged company, will be agreeing to a lockup agreement in respect of its shareholding for a period of six months after the merger.

7.	Conditions precedent

The implementation of the scheme is conditional, inter alia, upon:

–	the required majority of votes being cast in favour of the scheme at the scheme meeting convened for such purpose;

–	the passing of any requisite resolutions by the shareholders of Harmony in general meeting, to enable Harmony to propose and implement the scheme;

–	the High Court of South Africa (Witwatersrand Local Division) sanctioning the scheme and the Order of Court sanctioning the Scheme being registered by the Registrar of Companies; and

–	the prerequisite rulings and approvals of the relevant regulatory authorities, including the Competition Authorities.

8.	Alternative offer structure

If the scheme fails for any reason, Harmony will make a general offer (the “offer”) to ARMgold shareholders in terms of the rules of the Securities Regulation Panel (“SRP”). The consideration payable under the offer will remain the same as that paid under the scheme and the offer will be subject to the same conditions precedent reflected herein, but excluding the conditions precedent that are specifically applicable to the scheme. In addition, the offer may be conditional on achieving a 90% acceptance level, which may be reduced or waived by Harmony at its sole and absolute discretion.

9.	Listing

Upon implementation of the merger, Harmony will own the entire issued share capital of ARMgold and application will be made to the JSE Securities Exchange South Africa (“JSE”) for the termination of the listing of ARMgold.

10.	Documentation and announcements

Documentation, which is subject to the approval of the SRP and the JSE will be despatched to shareholders of ARMgold and Harmony as soon as possible. A further announcement giving the salient dates of the scheme will be published shortly.

The board of directors of ARMgold will seek appropriate external advice as to how the offer affects the minority shareholders and the substance of such advice will be made known to shareholders by means of an announcement that will be made in due course.

Virginia 2 May 2003	Sandton 2 May 2003

Financial adviser to Harmony	Merchant Bank and Transactional sponsor to ARMgold
JPMorgan Chase Bank (Registration number 2001/016069/10)	Rand Merchant Bank (a division of FirstRand Bank Limited) (Registration number: 1966/010753/06)

Sponsor to Harmony J.P. Morgan Equities (Registration number 1995/011815/06)	Legal Advisor to ARMgold Bowman Gilfillan Inc (Registration number 1998/021409/21)

Legal Adviser to Harmony Cliff Dekker Inc (Registration number 1998/018173/21)	Sponsor to ARMgold Nedbank Corporate

Reporting Accountants and Auditors to Harmony and ARMgold PricewaterhouseCoopers Inc. Registration number 1998/012055/21

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in the documents they file with or furnish to the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in the documents we file with or furnish to the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2003

Harmony Gold Mining Company Limited

By:	/s/ Frank Abbott

Name:	Frank Abbott
Title:	Chief Financial Officer